                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the transition period from ______________ to _______________

                        Commission file number: 0-96763

                               PORTAL NET LIMITED

             (Exact name of Registrant as specified in its charter)

                      -----------------------------------

                             BRITISH VIRGIN ISLANDS

                (Jurisdiction of incorporation or organization)

                           Room 1806, Hutchison House
                           10 Harcourt Road, Central
                                   Hong Kong
                    (Address of principal executive offices)

                      -----------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                                             Name of Each Exchange
                  Title of Each Class                                Which the Securities are Registered
         ---------------------------------                                 -----------------------

Class A Common Stock, par value $0.0001 per share                                   NONE
Class B Preferred Stock, par value $0.0001 per share

                    ----------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act

                                      NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Registration Statement.

As of November 9, 1999, 5,000,000 Class A shares, par value $0.0001 per share (collectively, with the Class A and Class B Stock not yet issued and outstanding, the "Common Stock"), were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

                                     PART I

                      ITEM 1. DESCRIPTION OF THE BUSINESS.

1A.      GENERAL

         Portal Net Limited (the "Company") was incorporated on September 15, 1999 under the International Business Companies Act of the British Virgin Islands (the "IBC Act"). The Company is a development stage company and has no operations to date other than issuing shares and options to its original shareholders and authorizing those actions in connection with the filing of this Form 20-F (the "Registration Statement"), as described more fully herein.

         The Company has been formed in accordance with the requirements for forming a blank check company (a "Blank Check Company") as defined in Section 7(b)(3) of the Securities Act of 1933, as amended (the "Securities Act"). The Company intends to provide a method for a foreign or domestic private company to become a reporting company whose securities are qualified for trading in the United States secondary market, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         As such, the Company will attempt to locate and negotiate with a business entity (a "Target Company") for the merger with or consolidation of, the full or partial acquisition of, or the entering into any other business combination with a Target Company. No assurances can be given that the Company will be successful in locating, negotiating or merging with, acquiring, or entering into any other business combination with any Target Company.

1B.      PERCEIVED BENEFITS

         There are certain perceived benefits to being a company with a class of publicly-traded securities. These are commonly thought to include the following:

         - the ability to use registered securities to make acquisitions of assets or businesses;

         -        increased visibility in the financial community;

         -        facility of borrowing from financial institutions;

         -        improved trading efficiency;

         -        shareholder liquidity;

         -        greater ease in raising capital;

         - compensation of key employees through stock options and similar stock plans;

         -        enhanced corporate image; and

         -        a presence in the United States capital market.

1C.      POTENTIAL TARGET COMPANIES

         Target Companies that may be interested in any form of business combination with the Company could include, without limitation, the following:

         - a company for which the primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

         - a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

         - a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting of additional equity;

         - a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

         - a foreign company which desires to make an initial entry into the United States capital market;

         - a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; and

         - a company seeking one or more of the other perceived benefits of becoming a public company.

         The officers, directors and shareholders are currently composed of the same individuals. See Item 5, "Directors, Officers, Promoters and Control Persons" and Item 7, "Certain relationships and related transactions". A business combination with a Target Company will normally, but not necessarily, involve the transfer to the Target Company of the majority of the issued and outstanding common stock of the Company, and the partial or complete substitution by the Target Company of the Company's current officers and directors.

         No assurances can be given with respect to the Company's ability to enter into a business combination, nor can assurances be made regarding the terms of any business combination or the nature of the Target Company with which the Company may enter into a business combination. See ITEM 1D(2), "SPECULATIVE NATURE OF THE COMPANY'S PROPOSED PLAN OF OPERATION".

         The proposed business activities described herein classify the Company as a Blank Check Company. The Securities and Exchange Commission (the "Commission") and many states have enacted statutes, rules and regulations limiting the sale of securities of Blank Check Companies. The officers and directors do not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

         The Company is voluntarily filing this Registration Statement with the Commission and is under no obligation to do so under the Exchange Act.

1D.      PLAN OF OPERATIONS

         For the remainder of the fiscal year, the Company anticipates no operations other than the following activities: (i) continued initial organization of the Company, (ii) preparing and filing this Registration Statement and (iii) preliminary and general oral conversations by its officers and directors with respect to engaging in a merger with or acquisition of another company, which may or may not lead to such a merger or acquisition in the remainder of this fiscal year. The Company does not know of or have an established plan to enter into any arrangement, agreement or understanding in the remainder of the fiscal year with respect to engaging in a merger with or acquisition of a specific Target Company. The Company has no present plans to thoroughly research the market for Target Companies, and has no plans to materially expand the number of people it employs for the remainder of the fiscal year.

1E.      RISK FACTORS

         The Company's business is subject to numerous risk factors, including but not limited to the following:

         (1)      NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

                  The Company has had no operating history, revenues or earnings from operations and has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination, if any. This may result in the Company incurring a net operating loss that will increase continuously until the Company can consummate a business combination with a Target Company. There is no assurance that the Company can identify such a Target Company and consummate such a business combination.

         (2)      SPECULATIVE NATURE OF THE COMPANY'S PROPOSED PLAN OF
                  OPERATIONS.

                  The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified Target Company following any business combination. While the Company's officers, directors and current shareholders will likely prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating Target Companies meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon the business operations and financial results of the Target Company and numerous other factors beyond the Company's control.

         (3) SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

                  The Company currently has no way of distinguishing itself from other blank check companies seeking merger or acquisition candidates, and also anticipates that it will be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed operating entities, including venture capital firms, are active in mergers with and acquisitions of Target Companies. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully negotiating and completing a business combination. Moreover, the Company will also compete with numerous other small public and private companies, including other blank check companies with registered classes of securities, in seeking merger or acquisition candidates.

         (4) NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION.

                  The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific Target Company. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities, locating a Target Company or concluding a business combination. The officers and directors have not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. In implementing a structure for a particular business acquisition with a Target Company, the Company may also become a party to a merger, consolidation, reorganization, joint venture or licensing agreement with another corporation or entity. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a Target Company to have achieved, or without which the Company would not consider a business combination with such Target Company. Accordingly, the Company may enter into a business combination with a Target Company having losses, no significant operating history, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. The Company may consider, however, other factors, including (but not limited to) the Target Company's long-term growth possibilities, as well as its strategic position relative to other companies in its location and industry, in deciding to enter into a business combination.

         (5)      CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

                  While seeking a business combination, the officers and directors anticipate keeping their current employment positions as well as seeking to organize other companies of a similar nature. As such, demands may be placed on the officers' and directors' time that will detract from the time they are able to devote to the Company. The officers and directors intend to devote as much time to the activities of the Company as required; however, should a conflict arise, there is no assurance that the officers and directors of the Company would not attend to other matters prior to those of the Company. Initially, the officers and directors intend to devote up to ten

                  (10) hours each per month to the business of the Company, and they intend to increase that amount of time when the analysis of, and negotiations and consummation with, a Target Company is conducted. See ITEM 10E, "CONFLICTS OF INTEREST". The Company's officers have not entered into a written employment agreement with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the limited experience and limited time commitment of the officers and directors, loss of the services of the officers and directors would adversely affect development of the Company's business and its likelihood of continuing operations.

         (6)      CONFLICTS OF INTEREST--GENERAL.

                  The Company's officers and directors participate in other business ventures that may compete directly with the Company. The officers and directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a Target Company that may result in terms providing benefits to the officers and directors. Additional conflicts of interest and non-arms length transactions may also arise in the future. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by the officers and directors to resolve conflicts of interest in favor of the Company could result in liability of the officers and directors to the Company. However, any attempt by shareholders to enforce a liability of the officers and directors to the Company would most likely be prohibitively expensive and time consuming. As the shareholders and the officers and directors are currently the same persons, these conflicts of interest also apply to the shareholders.

          (7)     OTHER BLANK CHECK COMPANIES.

                  The officers and directors are currently involved in creating additional Blank Check Companies substantially similar to the Company. To date, three other companies substantially similar to the Company have been established, but neither of those companies has taken such prior action as the filing of a registration statement or any other securities filing or issuance. The officers and directors anticipate, however, that two other companies may file registration statements substantially similar to the Registration Statement of the Company simultaneously with or soon after this Registration Statement is filed. A conflict may arise in the event that another Blank Check Company with which the officers and directors are affiliated files a Registration Statement and actively seeks a Target Company. The officers and directors anticipate (but are not required to so effect) that Target Companies will be located for the Company and other Blank Check Companies either (i) in chronological order of the date of formation of such Blank Check Companies; or (ii) by lot. However, other additional Blank Check Companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a Target Company may be more suitable for or may prefer a certain Blank Check Company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred Blank Check Company regardless of date of formation or choice by lot. See ITEM 10C, "DIRECTORS AND OFFICERS OF REGISTRANT --Current Blank Check Companies".

          (8)     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

                  Section 13 of the Exchange Act requires companies subject to the Exchange Act to provide certain information about significant acquisitions, including certified financial statements for an acquired company covering one or two complete fiscal years, depending on the relative size of any acquisition. The time and additional costs that may be incurred by some Target Companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

          (9)     LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION AND
                  EXPERTISE.

                  The Company has neither conducted nor obtained market research indicating that demand exists for the type of transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

                  The officers and directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a Target Company. The officers and directors are not, however, professional business analysts, and are novices relative to the more established and well-financed entities who are active in mergers with and acquisitions of Target Companies. Therefore, the Company will operate at a competitive disadvantage in identifying and completing business combinations with suitable Target Companies.

         (10)     LACK OF DIVERSIFICATION.

                  The Company's proposed operations, even if successful, will probably, but not necessarily, result in the Company engaging in a business combination with only one Target Company. The officers and directors anticipate that the Company will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Consequently, the Company's activities will be limited to those engaged in by the Target Company with which the Company merges or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations. This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         (11)     REGULATION UNDER THE INVESTMENT COMPANY ACT.

                  Although the Company will be subject to certain regulation under the Exchange Act, (and, if involved in a reorganization, potentially the Securities Act), the officers and directors anticipate that the Company will not be subject to regulation under the Investment Company Act of 1940 (the "Investment Company Act"). In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company under the Investment Company Act and comply with the provisions thereof and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act. Any violation of the Investment Company Act could subject the Company to material adverse consequences.

(12)              PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

                  A business combination involving the issuance of the Company's common stock will, in all likelihood, result in the shareholders of the Target Company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time. The resulting change in control of the Company could potentially result in the partial or complete removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

                  The issuance of previously authorized and unissued common stock of the Company would also result in a reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or substitution or replacement of some or all of the officers and directors of the Company.

                  The terms of any business combination may include such terms as any or all of Messrs. Chan and Chan remaining a director, officer and/or shareholder of the Company or any or all of them becoming consultants to the Company with compensation should they resign as directors and officers of the Company and as a result of the consummation of a business combination. See ITEM 10A, "BACKGROUNDS OF DIRECTORS".

         (13)     TAXATION.

                  Tax consequences will, in all likelihood, be major considerations in any business combination the Company undertakes. Currently, such transactions may be structured to result in tax-free treatment to both companies, pursuant to various jurisdictions' tax provisions. The Company intends to structure any business combination to minimize the tax consequences to both the Company and the Target Company. There can be no assurance, however, that any such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of taxes in any jurisdiction that may have an adverse effect on all parties to the transaction. See ITEM 7, "TAXATION".

          (14)    EMPLOYEES.

                  The Company has no full time employees. The Company's officers and directors have agreed to allocate a portion of their time to the activities of the Company, without compensation. The officers and directors anticipate that the business plan of the Company can be implemented by initially devoting no more than ten (10) hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers and directors. See ITEM 1D(5), "RISK FACTORS--Continued Management Control; Limited Time Availability".

         (15)     ADVISORS OF TARGET COMPANY

                  A potential Target Company may have an agreement with a consultant or advisor providing for services of the consultant or advisor to be continued after any business combination. Additionally, a Target Company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger, acquisition or other business combination. Such preexisting agreements of Target Companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a Target Company.

         (16)     RISKS ASSOCIATED WITH THE YEAR 2000 PROBLEM

                  At present, the Company does not own or lease any computer equipment. However, the Company, and any potential Target Company, may face material adverse problems in maintaining or upgrading its own (if any) or interfacing with other computer systems, software, circuitry or any other electronic device in the correct handling and processing of any date change. Any such failure could have a material adverse effect on the Company's financial condition and could also be a factor in the selection of a Target Company.

         (17)     ENFORCEMENT OF CIVIL LIABILITIES.

                  The Company has appointed Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands as its agent upon whom service of process may be served in any action brought against it under the securities laws of the United States. All of the Company's officers and directors reside outside the United States and all of the assets of these persons and of the Company are or may be located outside of the United States.

                  The Company has been advised by Conyers Dill & Pearman, its legal counsel in the British Virgin Islands, that Section 7 to the IBC Act provides that:

                  "Subject to Section 74, no member, director, officer, agent, or liquidator of a company incorporated under this Act is liable for any debt, obligation, or default of the company, unless specifically provided in this Act or in any other law for the time being in force in the British Virgin Islands, and except in so far as he may be liable for his own conduct and actions."

                  Section 74 provides that:

                  "If at any time there is no member of a company incorporated under this Act, any person doing business in the name of or on behalf of the company is personally liable for the payment of all debts of the company contracted during the time and the person may be sued therefor without joinder in the proceedings of any other person."

                  The Company has been advised by Conyers Dill & Pearman that the United States and British Virgin Islands do not have a treaty providing for reciprocal recognition of and enforcement of judgments of United States courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state courts in the United States based on civil liability, whether or not predicated solely upon the United States federal securities laws, would, therefore, not be automatically enforceable in the British Virgin Islands. The Company has also been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in federal or state courts in the United States under which a sum of money is payable as compensatory damages (i.e. not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court in the British Virgin Islands under the common law doctrine of obligation. Such an action should be successful on the proof that the sum of money is due and payable, without having to prove the facts supporting the underlying judgment, as long as:

                  (a) such courts had proper jurisdiction over the parties subject to such judgment,

                  (b) such courts did not contravene the rules of natural justice of the British Virgin Islands,

                  (c)      such judgment was not obtained by fraud,

                  (d) enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands,

                  (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands, and

                  (f) due compliance is made with the correct procedures under the laws of the British Virgin Islands.

                  A British Virgin Islands court may impose civil liability on the Company or its directors or officers in a suit brought in the Supreme Court of the British Virgin Islands against the Company or such persons with respect to a violation of United States federal securities laws, provided that the facts surrounding such violation constitute or give rise to a cause of action under British Virgin Islands law. Only if the above preconditions are satisfied can a plaintiff under a United States judgment sue the Company or its officers or directors in the British Virgin Islands upon the debt created by the United States judgments and would be entitled to summary judgment without further review of the merits of the United States case. As such, Conyers Dill & Pearman has advised that it may be more difficult for potential investors to effect service of process within the United States upon the Company's officers or directors, or to enforce against the Company or such persons judgments obtained in United States courts predicated solely upon the civil liability provisions of the United States securities laws.

         (18) DIRECTOR ACTIONS AND SHAREHOLDER RIGHTS UNDER BRITISH VIRGIN ISLANDS LAW.

                  Pursuant to the Company's Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, the Company's Memorandum and Articles of Association may be amended by the Board of Directors without shareholder approval. This includes amendments to increase or reduce the authorized capital stock of the Company, to authorize the issuance of different classes of stock including preferred stock and to issue such stock subject to any designations, powers, preferences, rights, qualifications, limitations and restrictions. The Board of Directors may also increase the capital of the Company without shareholder approval. Further, the Company's Memorandum and Articles of Association provide that differences which may arise between the Company and any of its shareholders, their executors, administrators or assigns relating to the Company's Memorandum and Articles of Association shall, unless the parties agree to a single arbitrator, be referred to two arbitrators to be chosen by each of the differing parties. The ability of the Company to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders, including, without limitation, a tender offer to purchase the Common Stock at a premium over then current market prices. In addition, issuance of Preferred Stock, without shareholder approval, on such terms as the Board of Directors may determine, could adversely affect the voting power of the holders of the Common Stock, including the loss of voting control to others. No amendment to the Memorandum and Articles of Association will be effective unless and until it is filed with the Companies Registry of the British Virgin Islands.

                  Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary duties to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. However, Conyers Dill & Pearman has advised that British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions.

                  Further, Conyers Dill & Pearman has advised that, while British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, and to sue the Company and its directors for the shareholder's benefit and the benefit of other shareholders similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than shareholders of a corporation incorporated in the United States.

(19)              LACK OF DIVIDENDS.

                  The Company has not paid any cash dividends on its Common Stock. The future payment of dividends is within the discretion of the Board of Directors. The Board does not intend to declare any dividends in the forseeable future, but intends to retain all future earnings, if any, for use in the Company's merger and acquisition activities.

(20)              POLITICAL AND ECONOMIC DEVELOPMENTS AFFECTING HONG KONG.

                  The Company's principal office is located in Hong Kong. Accordingly, the Company may be materially adversely affected by factors affecting Hong Kong's political situation and its economy or in its international political and economic relations. Pursuant to the Sino-British Joint Declaration, the government of the People's Republic of China ("PRC") began to exercise sovereignty over Hong Kong, effective July 1, 1997, through the Hong Kong Special Administrative Region, which was established pursuant to

                  Article 31 of the PRC constitution. The PRC has agreed that
                  (i) Hong Kong's current social and economic system will remain unchanged for 50 years after July 1, 1997, with the Special Administrative Region to be administered by local inhabitants under the PRC's "Basic Law," and (ii) the laws currently enforced in Hong Kong will remain largely in unchanged and foreign investment will be protected by the law. There can be no assurance that the Basic Law as adopted in its present form will not be changed or interpreted in a materially adverse manner for the Company in the future or that any such changes or interpretations would not be given retroactive effect. Accordingly, future political developments could make it impractical, inefficient or impossible for the Company to conduct business in or from Hong Kong.


ITEM 2.  DESCRIPTION OF PROPERTIES

         2A.      GENERAL

         The Company has no properties and currently has no agreements or plans to acquire any properties. The Company's officers and directors use the offices of Champ Pacific Capital Limited, Room 1806, Hutchison House, 10 Harcourt Road, Central, Hong Kong at no cost to the Company. Champ Pacific Capital Limited has agreed to continue this arrangement at any location it occupies until the Company completes a transaction with a Target Company. One of the Company's officers, directors and beneficial owners, Mr. Kevin Sheung Wai Chan, is a director and fifty percent (50%) beneficial shareholder of Champ Pacific Capital Limited.

         2B.      REAL ESTATE INVESTMENT POLICIES.

         The Company has no real estate properties and at this time has no agreements to acquire any properties. The Company does not preclude, however, the possibility of becoming a party to a business combination with a Target Company or another corporation or entity, or acquiring stock or assets of an existing business, in which investments in real estate or interests in real estate are involved.

ITEM 3.  LEGAL PROCEEDINGS.

         There is no litigation pending or, to the Company's knowledge, threatened by or against the Company.

ITEM 4.  CONTROL OF REGISTRANT.

         The following table sets forth, as of September 30, 1999, each person known by the Company to be the beneficial owner of ten (10) percent or more of the Company's outstanding Class A common stock, each of whom are directors individually and directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares shown. Other than the rights to exercise options on the Class B preferred stock as described below, none of the stockholders listed at this time have any rights to acquire within sixty (60) days any additional common or preferred stock from warrants, rights, conversion privilege(s) or similar obligations. No preferred stock of the Company has been issued at this time; however, the individuals listed below are the beneficial owners of rights to acquire, at an exercise price of US $0.0001 per share, and at any time between September 15, 1999 and September 14, 2009, the Class B stock in the amounts below from stock options, each of whom are directors individually and directors and officers of the Company as a group.


--------------------------------------------------------------------------------------------
  Title of Class        Name and Address of Owner             Number of Shares    Percentage
                                                                   Owned          of Class
--------------------------------------------------------------------------------------------
  Class A Common    Beauty Wise Secretaries Limited               3,750,000          75%
      Stock         Room 1806, Hutchison House
                    10 Harcourt Road, Central
                    Hong Kong
--------------------------------------------------------------------------------------------
  Class A Common    Fortune Access Nominees Limited               1,250,000          25%
      Stock         Room 1806, Hutchison House
                    10 Harcourt Road, Central
                    Hong Kong
--------------------------------------------------------------------------------------------
     Class B        Beauty Wise Secretaries Limited               7,500,000          75%
    Preferred       Room 1806, Hutchison House
--------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
      Stock         10 Harcourt Road, Central
     Options        Hong Kong
--------------------------------------------------------------------------------------------
     Class B        Fortune Access Nominees Limited               2,500,000          25%
 Preferred Stock    Room 1806, Hutchison House
     Options        10 Harcourt Road, Central
                    Hong Kong
--------------------------------------------------------------------------------------------

         Beauty Wise Secretaries Limited ("Beauty Wise"), formerly Beauty Wise Development Limited, a company organized and existing under the laws of Hong Kong, holds its shares and options in trust for a beneficial owner, Mr. Kevin Sheung Wai Chan. Mr. Kevin Sheung Wai Chan is the Secretary, one of two Directors and a 50% shareholder in Beauty Wise. Beauty Wise holds the above-mentioned shares of Mr. Kevin Sheung Wai Chan for Mr. Kevin Sheung Wai Chan's sole benefit pursuant to a Nominee Shareholder Agreement dated September 15, 1999 between Mr. Kevin Sheung Wai Chan and Beauty Wise.

         Fortune Access Nominees Limited ("Fortune Access"), formerly Fortune Access Development Limited, a company organized and existing under the laws of Hong Kong, holds its shares and options for a beneficial owner, Mr. Silas Sheung Kwan Chan. Mr. Kevin Sheung Wai Chan is the Secretary, one of two Directors and a 50% shareholder in Fortune Access. Fortune Access holds the above-mentioned shares of Mr. Silas Sheung Kwan Chan for Silas Sheung Kwan Chan's sole benefit pursuant to a Nominee Shareholder Agreement dated September 15, 1999 between Mr. Silas Sheung Kwan Chan and Fortune Access.

ITEM 5.  NATURE OF THE TRADING MARKET

         The Common Stock of the Company is not yet listed on an exchange or over-the-counter system. The Company does plan to consider looking at listing its shares on the OTC Bulletin Board or the Nasdaq Small Cap market in the future.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no exchange control restrictions on the payment of dividends on the Common Stock of the Company in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Currently, the shares in the Company are issued in the currency of the United States. Other jurisdictions in which the Company may conduct operations in the future, or where a Target Company is located, may have various exchange controls.

         Although the Company has not entered into any discussions with any potential Target Company, the Company may seek to merge with or acquire a Target Company in a number of jurisdictions, including the People's Republic of China ("PRC"), whose currency, the Renminbi, is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. Prior to January 1, 1994, the PRC had a dual exchange rate system, which consisted of the rate fixed time-to-time by the PRC State Administration of Exchange Control (the "SAEC") and the rates prevailing in the various swap centers around the country (the "Swap Rates"). In most cases, foreign enterprises satisfied their need for foreign currency through such means as exporting products for foreign currency, selling "import substitute" products in the PRC for payment in foreign currency, or accessing a swap center. Among the more widely used Swap Rates was the rate at the swap center in Shanghai. Effective January 1, 1994, a new unitary, managed floating-rate system was introduced in the PRC to replace the previous dual-track foreign exchange system, which was abolished pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System (the "PBOC Notice"). The conversion of Renminbi into U.S. dollars must now be based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In furtherance of these currency reforms, the China Foreign Exchange Trading Center (the "CFETC") was formally established in Shanghai and began operating in April 1994. The establishment of the CFETC was originally intended to coincide with the phasing out of the swap centers. However, the swap centers have been retained as an interim measure and it is envisaged that the local swap centers will be phased out gradually.

         Currently, foreign investment enterprises ("FIEs") in the PRC (including Sino-foreign equity and co-operative joint ventures) are required to apply to the local bureau of the SAEC for "foreign exchange registration certificates foreign investment enterprises." Upon the presentation of appropriate documentation, FIEs may enter into foreign exchange transactions at swap centers, or in the future, in the event the unitary exchange rate system is implemented as anticipated, through the unified market when all swap centers are consolidated under the CFETC. On January 29, 1996, the State Council promulgated the Regulations of the People's Republic of China Regarding Foreign Exchange Control (the "Regulations") which came into effect on April 1, 1996. Pursuant to the Regulations, conversion of Renminbi into foreign exchange for current account items is permissible. Conversion of Renminbi into foreign exchange for capital items, such as direct investment, loans or security is still under the sole jurisdiction and requires approval of the SAEC.

         As a result of the adoption of the unitary exchange rate system on January 1, 1994, the official bank exchange rate for Renminbi to U.S. dollars experienced an immediate devaluation of approximately 50% to US$1.00 .2 = Rmb
8.7000. Any future volatility or devaluation of the Renminbi could have a material adverse effect on the Company's business, results of operations and financial condition.

         Management believes that the Company, if it merges with or acquires a Chinese Target Company, would be able to obtain all required approvals for the conversion and remittance abroad of foreign currency necessary for the operations of any Chinese Target Company's business. However, such approvals do not guarantee the availability of foreign currency, and no assurance can be given that the Company would be able to convert sufficient amounts of foreign currency in the PRC's foreign exchange markets in the future at acceptable rates, or at all, for the repayment of debt, payments of interest, purchases of equipment or payment of dividends, if any, and payments for services and other contracts.

CERTAIN FOREIGN ISSUER CONSIDERATIONS

         The Company is an International Business Company incorporated under the provisions of the IBC Act. The transfer of shares between persons regarded as residents outside of the British Virgin Islands is not subject to any exchange controls. Likewise, issues and transfers of shares involving any person regarded as resident in the British Virgin Islands are not subject to exchange control approval. There are no limitations on the rights of non-British Virgin Islands owners of the Common Stock to hold or vote their shares. Because the Company has been formed pursuant to the IBC Act, there are no restrictions on its ability to transfer funds into and out of the British Virgin Islands or to pay dividends to U.S. residents who are holders of the Common Stock.

         In accordance with the Company's Memorandum and Articles of Association, share certificates are only issued as shares registered on the books of the Company. In the case of a representative acting in a special capacity (for example, as an executor or trustee), the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company takes no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

         As a company subject to the IBC Act, the Company may not: (i) transact business with persons resident in the British Virgin Islands except as set out in Section 5(2) of the IBC Act; (ii) own an interest in real property situated in the British Virgin Islands, other than a lease of property for use as am office from which to communicate with shareholders or where books and records of the Company are prepared and maintained; (iii) maintain a banking or trust business, unless it is licensed under the British Virgin Islands Banks and Trusts Companies Act of 1990; (iv) transact business as an insurance or a reinsurance company, insurance agency or insurance broker, unless it is licensed under an enactment authorizing it to transact that business; (v) maintain the business of company management unless it is licensed under the British Virgin Islands Company Management Act, 1990; or (vi) maintain the business of providing a registered office or act as the registered agent for companies incorporated in the British Virgin Islands.

         There are no restrictions on the degree of foreign ownership of the Company. The Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in the British Virgin Islands. In addition, the Company is not subject to capital gains tax in the British Virgin Islands, and profits can be accumulated by the Company, as deemed by management to be required, without limitation.

ITEM 7.  TAXATION

         The following discussion summarizes certain tax consequences to a holder of Common Stock of the Company under present British Virgin Islands, United States, Hong Kong and the People's Republic of China tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or ownership of the Common Stock and does not purport to deal with the tax consequences applicable to particular investors, some of which (including banks, securities dealers, insurance companies and tax-exempt entities, as well as financial institutions, broker-dealers, tax-exempt organizations or persons or particular classes of U.S. holders of at least 10% of the voting power of the value of the Company's stock) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change retroactively and prospectively.

         ANY PROSPECTIVE INVESTOR IN THE COMPANY SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER TO PURCHASE, OWN AND DISPOSE OF THE SECURITIES, INCLUDING THE EFFECTS OF APPLICABLE BRITISH VIRGIN ISLANDS, HONG KONG, PRC AND/OR UNITED STATES FEDERAL, STATE, LOCAL OR OTHER TAX LAWS, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

BRITISH VIRGIN ISLANDS TAXATION

         Under the IBC Act as currently in effect, a holder of Common Stock of the Company who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Common Stock of the Company. A holder of Common Stock of the Company is not liable for British Virgin Islands income tax on gains realized on the sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by the Company to its shareholders due to its incorporation under the IBC Act.

         There are no capital gains, gift and inheritance, or income taxes levied by the British Virgin Islands on companies incorporated under the IBC Act. In addition, the Common Stock of the Company is not subject to transfer taxes, stamp duties or similar charges.

         There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands. As an exempted company, the Company is required to pay the British Virgin Islands government an annual license fee based on the Company's stated authorized capital.

UNITED STATES FEDERAL INCOME TAXATION.

         The following is a summary of material United States federal income tax consequences arising from the purchase, ownership and disposition of the Common Stock to holders who are United States citizens, individuals resident in the United States for purposes of United States federal income tax, or domestic corporations who purchase Common Stock in any future offering and hold such Common Stock as capital assets (a "U.S. holder"). A U.S. holder must allocate the purchase price for the Common Stock on the date of issuance as the U.S. holder's tax basis in his Common Stock for federal tax purposes.

         Cash dividends paid out of the Company's current and accumulated earnings and profits to a holder of Common Share who is a U.S. holder will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor's basis in the Common Share and then as gain from the sale or exchange of a capital asset.

         In general, a U.S. holder, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such U.S. holder (such as withholding taxes) and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder's taxable income from non-United States sources bears to the holder's entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

         The amount of the gross distributions actually or constructively received by a U.S. Common Stock holder will be included as ordinary income to the extent such distribution is paid from current or accumulated earnings and profits of the Company, as determined under United States federal income tax principles. Such distributions will not be eligible for the dividends that receive deductions allowed to United States corporations. Distributions in excess of the Company's current and accumulated earnings and profits are treated as a non-taxable return of basis to the extent thereof, and then as a gain from the sale of Common Stock.

         A U.S. holder will recognize capital gain or loss upon the sale or other disposition of the Common Stock in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the Common Stock. Such gain or loss will be long-term capital gain or loss if the Common Stock has been held for more than one year at the time of the sale or other disposition. Long-term capital gain of a non-corporate U.S. holder is generally subject to tax at more favorable rates than ordinary income or short-term capital gain.

         However, if the Company is deemed to be a passive foreign investment company ("PFIC"), upon the receipt of certain distributions from the Company or a disposition of the Common Stock, each U.S. holder will be liable for United States federal income tax computed generally at the highest applicable rate as if such distribution or gain had been recognized ratably over the period the U.S. holder held such Common Stock, plus interest on the tax allocable to prior years including within such holding period. Such tax and interest will be payable by the U.S. holder for the year in which the distribution or gain is actually realized, regardless of whether losses, credits or other tax benefits would have been available to the U.S. holder to offset such income if it had actually been realized in such prior tax years. Under certain circumstances, if the Company were a PFIC, distributions and dispositions of shares in a direct or indirect foreign corporate subsidiary of the Company may be attributed in whole or in part to a U.S. holder, and such U.S. holder may be taxed under the PFI rules with respect to such distributions or dispositions.

         The Company will be treated as a PFIC if in the current tax year or any prior tax year, either (i) seventy-five (75) percent or more of the gross income of the Company is passive income, or (ii) on average, at least fifty
(50) percent of the assets of the Company (by value or, if the Company elects, by their adjusted basis for computing earnings and profits) produce or are held for the production of passive income ("passive assets"). Under special "look-through" rules, the Company is considered to own its pro rata share of the gross income and assets of any corporation which the Company owns (or is considered to own) twenty-five (25) percent or more of the stock (by value). Passive income for purposes of the PFIC rules generally includes dividends, interest and other types of investment income.

         The Company anticipates that under the look-through rules most of its income will not constitute passive income and that most of its investments therein will not constitute passive assets. Accordingly, the Company does not anticipate that it will be treated as a PFIC based on the nature of its business; however, there can be no assurance that they will not be treated as such.

         Alternatively, a U.S. holder could elect to treat the Common Stock as an investment in a qualified electing fund ("QEF"). In such a case, the PFIC rules described above would not apply; instead, the U.S. holder would be required to include currently in his income his pro-rata share of the Company's ordinary earnings (as ordinary income) and his pro-rata share of the Company's net capital gains (as long-term capital gain), whether or not distributions with respect to such earnings or gains are actually made to the U.S. holder. If the U.S. holder makes the QEF election for the first year in which the Company is a PFIC, the investor will be required to include its share of such income only for tax years in which the Company meets either the income test or the asset test and not in other tax years. Once made, the QEF election will be effective for the tax year and all subsequent tax years, and may be revoked only with the consent of the United States Internal Revenue Service.

         The Company intends to notify U.S. holders in the event that it concludes it will be treated as a PFIC for any tax year to enable the U.S. holders the ability to consider whether to make the QEF election, although the Company has no obligation to do so nor should U.S. holders rely on the Company doing so. Prospective investors should consult with their own tax advisors regarding the possible treatment of the Company as a PFIC, its effect, and the eligibility, manner and advisability of making a QEF election in such case.

         A U.S. holder will be subject to "backup withholding" at the rate of thirty-one (31) percent with respect to dividends paid on the Common Stock and any proceeds of the sale, exchange or redemption of the Common Stock which are paid through a paying agent, broker or other intermediary in the United States or a United States broker or certain United States-related brokers to such holder outside the United States unless the U.S. holder (i) qualifies as an exempt payee (including, without limitation, a corporation), and when required, demonstrates this fact or (ii) provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax; rather the stockholder is entitled to a credit against his United States federal income tax for the amount of any backup withholding. In addition, a United States investor who fails to furnish his taxpayer identification number may be subject to a penalty.

         A U.S. holder who owns or acquires five (5) percent or more in value of the Company's stock may be required to file certain additional reports with respect to the Company with the United States Internal Revenue Service and may be subject to a penalty for failing to do so.

HONG KONG TAXATION.

         Under the laws of Hong Kong, as currently in effect, a holder of Common Stock is not subject to Hong Kong tax on dividends paid with respect to such shares and no holder of Common Stock is liable for Hong Kong tax on gains realized on sale or other disposition of such Common Stock except that those persons who are classified for Hong Kong purposes as dealers in securities in Hong Kong may be subject to Hong Kong tax in respect of any gain resulting from the disposition of Common Stock. Hong Kong does not impose a withholding tax on dividends paid by the Company. In addition, the Company will not be subject to Hong Kong taxes as a result of its receipt of dividends from any of its subsidiaries.

PRC TAXATION.

         Currently, there is no material connection with the Company and the PRC for tax claims to be made by PRC tax authorities. However, the Company is looking to merge with or acquire a Target Company in the future, which may (but not necessarily) be an operating entity in the PRC. The Company anticipates that there would be no material consequences to holders of the Common Stock solely as a result of the purchase, ownership and disposition of the Common Stock after any potential merger or acquisition with a Chinese Target Company. There is an income tax treaty in effect between the United States and the PRC.

ITEM 8.  SELECTED FINANCIAL DATA

SUMMARY FINANCIAL AND OPERATING DATA

      The selected information set forth below should he read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company included in this Registration Statement as prepared by Arthur Andersen & Co., independent public accountants. The Company prepares its financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP").

                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                  (Amounts expressed in United States dollars)



ASSET

Cash                                                        $       5,000
                                                            =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued liabilities                                         $       5,000
                                                            -------------

Stockholders' equity:

Common Stock - Class A, $0.0001 par value; 400,000,000
    shares  authorized;  5,000,000 shares issued and
    outstanding                                                       500
Common Stock - Class B, $0.0001 par value; 100,000,000
    shares  authorized;  Nil issued and outstanding                    --
Additional paid-in capital                                          4,500
Accumulated deficit                                                (5,000)
                                                            -------------

Total stockholders' equity                                             --
                                                            -------------

Total liabilities and stockholders' equity                  $       5,000
                                                            =============


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         With the exception of any historical matters herein, this Registration Statement may contain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (except as may be limited by Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act). The Company's actual results could differ materially from the results, if any, discussed in such forward-looking statements. Any such forward-looking statements should be read only in conjunction with this entire Registration Statement and the exhibits hereto.

         9A.      GENERAL BUSINESS PLAN

         The Company's purpose is to seek, investigate and, if such investigation warrants, attempt to enter into some form of business combination with a Target Company seeking the perceived advantages of having a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry or geographical location and the Company may participate in a business venture of virtually any kind or nature. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. The Company is also not restricted from implementing a structure for a particular business acquisition with a Target Company in which the Company also becomes a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a third party corporation or entity. The Company has not identified any Target Companies and has not entered into any negotiations regarding such business combination to date. None of the Company's officers or directors have engaged in any negotiations with any representative of any company regarding the possibility of any business combination between the Company and such other company to date.

         The officers and directors anticipate possibly seeking out a Target Company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited. The officers and directors may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. The officers and directors will pay referral fees to consultants and others who refer Target Companies for mergers into reporting companies in which the officers and directors have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by the officers and directors.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and a high-risk endeavor. The officers and directors believe (but have not conducted or obtained any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include the items listed in Part 1, Item 1B of this Registration Statement. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

       The Memorandum and Articles of Association of the Company provides that the Company may indemnify officers and/or directors of the Company for all losses and liabilities which he or she may sustain or incur in or about the execution of the duties of his or her office or otherwise in relation thereto, and no director or officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by the Company in the execution of the duties of his or her office, or in relation thereto.

         The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. The Company believes it will be able to offer owners of Target Companies the opportunity to enter into a business combination with a reporting company without incurring the cost and time that would be required should a Target Company decide to become a reporting company on its own. In analyzing prospective business opportunities, the officers and directors will consider such matters as: (i) available technical, financial and managerial resources;
(ii) working capital and other financial requirements; (iii) history of operations, if any; (iv) prospects for the future; (v) nature of present and expected competition; (vi) quality and experience of management services which may be available and the depth of that management; (vii) potential for further research, development or exploration; (viii) specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; (ix) potential for growth or expansion; (x) the potential for profit; (xi) perceived public recognition or acceptance of products, services or trades; (xii) name identification; and (xiii) other relevant factors. This discussion of the proposed criteria is not meant to be a restrictive or an inclusive list of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. The officers and directors have not conducted or obtained market research and are not aware of any empirical data to support the perceived benefits of a merger or acquisition transaction for the owners of any Target Company. See ITEM 1D(9), "RISK FACTORS
- LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION AND EXPERTISE".

       The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements in any reporting filings made under the Exchange Act. The officers and directors of the Company will in all likelihood be inexperienced in matters relating to the business of a Target Company. The officers and directors will rely upon their own efforts in accomplishing the pre-business combination purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified Target Companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the Target Company, as the Company has limited cash assets with which to pay such obligation.

       Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a Target Company, the officers and directors of the Company may recommend one or more underwriters, financial advisors, accountants, law firms, public relations firms or other consultants to provide such services.

         9B.      ACQUISITION OF OPPORTUNITIES

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under the Securities Act, any other applicable federal securities laws and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities under the applicable federal or state securities laws immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a Blank Check Company. Until such time as this occurs, the Company will not register any securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition as a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

         With respect to any negotiations with a Target Company, the officers and directors expect to analyze, among other factors, the percentage of the Company Target Company shareholders would acquire in exchange for their shareholdings in the Target Company. Depending upon, among other things, the Target Company's assets and liabilities, the Company's shareholders would in all likelihood hold a substantially lesser percentage ownership interest in the Company following any such transaction. The percentage of ownership may be subject to significant reduction in the event that the Company acquires a Target Company with substantial assets.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

         The Company is currently exempt from certain provisions applicable to U.S. public companies, including the duty to file its quarterly reports on Form 10-Q (or 10-QSB, as applicable), as required under the Exchange Act. However, the Company anticipates that, upon effectiveness of this Registration Statement on January 9, 2000, it will be subject to the rules and regulations of the Exchange Act and other laws, rules and regulations as applicable to foreign companies and as may be necessary for listing its securities in the future on Nasdaq Small Cap or OTC Bulletin Board.

         The officers and directors have agreed that they will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing a business combination with a target company. The officers and directors are under no obligation to advance funds to the Company, and they may discontinue such funding at any time. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount the officers and directors will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, officers, directors or their affiliates or associates.

9C.      COMPETITION

         The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors. See ITEM 1D(3), "RISK FACTORS--SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS".

ITEM 10.          DIRECTORS AND OFFICERS OF REGISTRANT.

         10A.     BACKGROUNDS OF DIRECTORS

                  The Company has the following officers and directors:

---------------------------------------------------------------
        Name                 Age     Positions and Offices Held
---------------------------------------------------------------
Kevin Sheung Wai Chan         38     Director
---------------------------------------------------------------
Silas Sheung Kwan Chan        36     Director and Secretary
---------------------------------------------------------------

         There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

         Set forth below are summary descriptions containing the name of the directors and officers of the Company, all positions and offices with the Company held, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five (5) years:

         KEVIN SHEUNG WAI CHAN. Mr. Chan is a director of the Company. From 1985 to 1989, he was with the audit division of Arthur Andersen in Hong Kong. From 1989 to 1994, he was an investment banker with Deutsche Morgan Grenfell in Hong Kong. From 1994 to the present, Mr. Chan has been a Principal of Champ Pacific Capital Limited, a financial consulting and advisory firm located in Hong Kong. Mr. Chan has been a Certified Public Accountant in Hong Kong since 1989, as well as a fellow member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants. Mr. Chan received his B.So.Sc. in Management Studies from the University of Hong Kong in 1985.

         SILAS SHEUNG KWAN CHAN. Mr. Chan is a director and secretary of the Company. From 1985 to 1990, Mr. Chan was an Accountant with KPMG Peat Marwick and Ernst & Young, both located in Hong Kong. From 1990 to 1992, Mr. Chan was with the Hong Kong Stock Exchange as a Listing Executive. From 1993 to 1997, Mr. Chan was with Fuji International Finance Limited, an international investment bank, as Assistant Director. From 1997 to the present, Mr. Chan has been an executive officer with Champ Pacific Capital Limited, a financial consulting and advisory firm located in Hong Kong. Mr. Chan is a fellow member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants since 1989, and has been a Chartered Financial Analyst since 1997. Mr. Chan received a B.Sc. in Accounting from the University of Hong Kong in 1985 and an M.B.A. from the University of Birmingham in 1993.

         10B.     PREVIOUS BLANK CHECK COMPANIES

         Since formation of the Company, Messrs. Chan and Chan have formed or are in the process of forming two additional British Virgin Islands companies - Digital Star Inc. and Net-Matrix Limited -- with the intent of them becoming additional Blank Check Companies. See ITEM 10D, "RECENT TRANSACTIONS BY BLANK CHECK COMPANIES". Prior to initiating formation of these companies, Messrs. Chan and Chan and the Company have owned together one other British Virgin Islands Blank Check Company, First Nets Global Inc., but Messrs. Chan and Chan have not yet registered such company under the Exchange Act.

         10C.     CURRENT BLANK CHECK COMPANIES

         In addition to First Nets Global Inc., with which they have organized and established in the British Virgin Islands but have not registered any shares of such company under the Exchange Act, Messrs. Chan and Chan anticipate being involved with additional Blank Check Companies with common stock registered under the Securities Act or the Exchange Act. At present, Messrs. Chan and Chan also anticipate filing a registration statement for Digital Star Inc. and Net-Matrix Limited simultaneously with the Registration Statement for the Company or on a date soon after this Registration Statement is filed by the Company.

         10D.     RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

         Although Messrs. Chan and Chan have formed the three additional companies listed in Item 10B and 10C above with the intent of such companies becoming additional Blank Check Companies, no Registration Statements have been filed previous to this Registration Statement for these three companies. However, Messrs. Chan and Chan anticipate registering the shares of Digital Star Inc. and Net-Matrix Limited simultaneously with the Company or on a date soon after this Registration Statement is issued by the Company. At present, Messrs. Chan and Chan do not have plans to file a registration statement for First Nets Global Inc. in the immediate future.

         10E.     CONFLICTS OF INTEREST

         The Company's officers and directors expect to register Digital Star Inc., Net-Matrix Limited, First Nets Global Inc. and other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and directors are engaged in other business activities, the officers and directors anticipate that they will devote only a minor amount of time to the Company's affairs.

         A conflict may arise in the event that another Blank Check Company with which the officers and directors are affiliated is registered and actively seeks a Target Company. The officers and directors anticipate (but are not required to so effect) that Target Companies will be located for the Company and other Blank Check Companies either (i) in chronological order of the date of formation of such Blank Check Companies; or (ii) by lot. However, other additional Blank Check Companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a Target Company may be more suitable for or may prefer a certain Blank Check Company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred Blank Check Company regardless of date of formation or choice by lot. See ITEM 1D(7), "RISK FACTORS-OTHER BLANK CHECK COMPANIES".

         Mr. Silas Sheung Kwan Chan is an executive officer of Champ Pacific Capital Limited, and a Director and Secretary of Digital Star Inc., Net-Matrix Limited and First Nets Global Inc. and expects to organize other companies of a similar nature and with a similar purpose as the Company. As such, demands may be placed on the time of Mr. Silas Sheung Kwan Chan that will detract from the amount of time he is able to devote to the Company. Mr. Silas Sheung Kwan Chan intends to devote as much time to the activities of the Company as required. However, should a conflict arise regarding the time demands of Mr. Silas Sheung Kwan Chan, there is no assurance that Mr. Silas Sheung Kwan Chan would not attend to other matters prior to those of the Company. Mr. Silas Sheung Kwan Chan projects that initially up to ten hours per month of his time may be spent locating a Target Company which amount of time would increase when the analysis of, and negotiations and consummation with, a Target Company are conducted.

         Mr. Kevin Sheung Wai Chan is a Director of Champ Pacific Capital Limited, Digital Star Inc., Net-Matrix Limited and First Nets Global Inc. and expects to organize other companies of a similar nature and with a similar purpose as the Company. As such, demands may be placed on the time of Mr. Kevin Sheung Wai Chan that may detract from the amount of time he is able to devote to the Company. Mr. Kevin Sheung Wai Chan intends to devote as much time to the activities of the Company as required. However, should a conflict arise regarding the time demands of Mr. Kevin Sheung Wai Chan, there is no assurance that Mr. Kevin Sheung Wai Chan would not attend to other matters prior to those of the Company. Mr. Kevin Sheung Wai Chan projects that initially up to ten hours per month of his time may be spent locating a Target Company which amount of time would increase when the analysis of, and negotiations and consummation with, a Target Company are conducted.

         At the time of a business combination, the officers and directors expect that some or all of the shares of common stock owned by the shareholders and directors will be purchased by the Target Company. The amount of common stock sold or continued to be owned by the directors cannot be determined at this time.

         The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a Target Company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to the officers and directors or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to the officers, directors or promoters of the Company or to any of their associates or affiliates.

         The Company's officers and directors have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

         Any changes in these provisions require the approval of the Board of Directors. The officers, directors and current shareholders do not intend to propose any such action and do not anticipate that any such action will occur.

         10F.     INVESTMENT COMPANY ACT OF 1940

         See ITEM 1D (11), "RISK FACTORS--REGULATION UNDER THE INVESTMENT COMPANY ACT". Any violation of the Investment Company Act would subject the Company to material adverse consequences.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

         The Company's officers and directors do not receive any compensation for services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

         The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement the Company's business plan outlined herein. However, the officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company. See ITEM 4, "CONTROL OF REGISTRANT," and ITEM 13, "INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS".

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its directors, officers or other employees.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         Mr. Kevin Sheung Wai Chan is the beneficial holder of the right to exercise stock options for 7,500,000 Class B shares at an exercise price of US $0.0001 per share expiring September 14, 2009. It is anticipated that all such shares would, if Mr. Kevin Sheung Wai Chan were to exercise such right, be held in trust by a nominal shareholder, Beauty Wise Secretaries Limited, formerly Beauty Wise Development Limited, a company organized and existing under the laws of Hong Kong. Mr. Kevin Sheung Wai Chan is the Secretary, one of two Directors and a 50% shareholder in Beauty Wise Secretaries Limited. Beauty Wise Secretaries Limited would hold the above-mentioned shares of Mr. Kevin Sheung Wai Chan for Mr. Kevin Sheung Wai Chan's sole benefit pursuant to a Nominee Shareholder Agreement dated September 15, 1999 between Mr. Kevin Sheung Wai Chan and Beauty Wise Secretaries Limited.

         Mr. Silas Sheung Kwan Chan is the beneficial holder of the right to exercise stock options for 2,500,000 Class B shares at an exercise price of US $0.0001 per share expiring September 14, 2009. It is anticipated that all such shares would, if Mr. Silas Sheung Kwan Chan were to exercise such right, be held in trust by a nominal shareholder, Fortune Access Nominees Limited, formerly Fortune Access Development Limited, a company organized and existing under the laws of Hong Kong. Mr. Kevin Sheung Wai Chan is the Secretary, one of two Directors and a 50% shareholder in Fortune Access Nominees Limited. Fortune Access Nominees Limited would hold the above-mentioned shares of Mr. Silas Sheung Kwan Chan for Silas Sheung Kwan Chan's sole benefit pursuant to a Nominee Shareholder Agreement dated September 15, 1999 between Mr. Silas Sheung Kwan Chan and Fortune Access Nominees Limited.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         The Company has issued a total of 5,000,000 shares of common stock to the following persons for a total of US $5,000.00 in cash:

----------------------------------------------------------------------------
        Name             Relationship to     Number of Total   Consideration
                             Issuer             Shares
----------------------------------------------------------------------------
Kevin Sheung Wai Chan      Director             3,750,000            3,750
----------------------------------------------------------------------------
Silas Sheung Kwan Chan     Director and         1,250,000            1,250
                           Secretary
----------------------------------------------------------------------------

         The Company has also provided Kevin Sheung Wai Chan and Silas Sheung Kwan Chan, through nominee shareholders Beauty Wise Secretaries Limited and Fortune Access Nominees Limited, respectively, with the right to exercise stock options for Class B shares as follows:


----------------------------------------------------------------------------
        Name             Relationship to     Number of Total   Consideration
                             Issuer             Shares
----------------------------------------------------------------------------
Kevin Sheung Wai Chan      Director             7,500,000           750
----------------------------------------------------------------------------
Silas Sheung Kwan Chan     Director and         2,500,000           250
                           Secretary
----------------------------------------------------------------------------


                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         14A.     GENERAL

         The authorized capital stock of the Company consists of 400,000,000 shares of Class A stock, par value $0.0001 per share, and 100,000,000 shares of Class B stock, par value $0.0001 per share. To date, no preferred stock has been issued by the Company; however, Messrs. Chan and Chan have been given the right to exercise, from September 15, 1999 until September 14, 2009, the Class B stock in the amounts set forth in Item 12 above from stock options. To date, Messrs. Chan and Chan have not exercised their rights to purchase stock options. The following statements relating to the capital stock are summaries and, as summary, may not contain all information of importance to investors and potential investors. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the Memorandum and Articles of Association, copies of which are filed as exhibits to this Registration Statement.

         14B.     COMMON STOCK

         Holders of shares of Class A common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Under British Virgin Islands law, nonresidents of the British Virgin Islands may freely hold, vote and transfer shares of Common Stock in the same manner as British Virgin Islands residents.

         Holders of common stock have no preemptive rights to purchase the Company's common stock. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Directors may from time to time determine.

         Subject to the provisions of the IBC Act, shares may be issued on the terms that they are redeemable, or, at the option of the Company, liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of the shares may determine. The Board of Directors may redeem any such share at a premium. The Company's organizational documents contain no provisions regarding sinking funds or liability to further calls or assessment by the Company.

         14C.     PREFERRED STOCK

         Pursuant to the Articles of Association of the Company, holders of Class B shares are entitled to five votes for each share on all matters to be voted on by the stockholders. Each Class B share can be converted into one Class A share at the option of the holders of such shares. Conversion shall be effected by written notice of such election by the holder to the Secretary of the Company. Other than voting rights and conversion rights mentioned above, the organizational documents of the Company do not provide Class B preferred shareholders with any different rights than Class A common shareholders in terms of dividend rights, liquidation rights, pre-emptive rights, redemption provision, sinking fund provisions, and liability to further calls or to assessment by the Company.

         If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of that class) may, whether or not the Company is being wound up be varied with the consent in writing of the holders of not less than fifty-one percent of the issued shares of that class and of the holders of not less than fifty-one percent of the issued shares of any other class of shares which may be affected by such variation.

         The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

         Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

         The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that potentially some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

         14D.     DIVIDENDS

         Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not currently anticipate declaring any dividends prior to a business combination. See ITEM 1(D)(19) "LACK OF DIVIDENDS" and ITEM 6 "EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS".


                                    PART III


ITEM 15.          DEFAULTS UPON SENIOR SECURITIES

                  None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

                  None.

                                    PART IV

ITEM 17.          FINANCIAL STATEMENTS (Intentionally Omitted)


ITEM 18.          FINANCIAL STATEMENTS

                The financial statements of the Company are presented in U.S. Dollars. All financial statements of the Company presented herein have been prepared in conformity with U.S. GAAP. The selected information set forth below should he read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company included in this Registration Statement as prepared by Arthur Andersen & Co., independent public accountants.

                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                  (Amounts expressed in United States dollars)


ASSET

Cash                                                        $       5,000
                                                            =============

LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities:

Accrued liabilities                                         $       5,000
                                                            -------------

Stockholders' equity:

Common Stock - Class A, $0.0001 par value; 400,000,000
    shares authorized; 2,000,000 shares issued and
    outstanding                                                       500
Common Stock - Class B, $0.0001 par value; 100,000,000
    shares authorized; Nil issued and outstanding                    --
Additional paid-in capital                                          4,500
Accumulated deficit                                                (5,000)
                                                            -------------

Total stockholders' equity                                             --
                                                            -------------

Total liabilities and stockholders' equity                  $       5,000
                                                            =============


                               PORTAL NET LIMITED
                         (A DEVELOPMENT STAGE COMPANY)


                            STATEMENT OF OPERATIONS

         FOR THE PERIOD FROM SEPTEMBER 15, 1999 (DATE OF INCORPORATION)

                             TO SEPTEMBER 30, 1999

(Amounts expressed in United States dollars except for per share data)



Selling, general and administrative expenses                $      (5,000)

Provision for income taxes                                             --
                                                            -------------

Net loss                                                    $      (5,000)
                                                            =============

Loss per common share - Basic                                         0.1
                                                                    cents
                                                            =============

                                   SIGNATURE


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               PORTAL NET LIMITED


                               By:        /s/   Mr. Kevin Sheung Wai Chan
                                  --------------------------------------------
                                   Name: Mr. Kevin Sheung Wai Chan
                                   Title: Director



                                By:        /s/   Mr. Silas Sheung Kwan Chan
                                   -------------------------------------------
                                     Name: Mr. Silas Sheung Kwan Chan
                                     Title: Director and Secretary



Date:     February 10, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Portal Net Limited

We have audited the accompanying balance sheet of Portal Net Limited as of September 30, 1999 and the related statement of operations, cash flows, and changes in shareholders' equity for the period from September 15, 1999 (date of incorporation) to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Portal Net Limited as of September 30, 1999, and the results of its operations and its cash flows for the period from September 15, 1999 (date of incorporation) to September 30, 1999, in conformity with generally accepted accounting principles in the United States of America.



/s/ Arthur Andersen & Co.
-------------------------------

ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong


Hong Kong,
October 25, 1999.

                               PORTAL NET LIMITED
                         (A DEVELOPMENT STAGE COMPANY)


                                 BALANCE SHEET

                            AS OF SEPTEMBER 30, 1999

                  (Amounts expressed in United States dollars)


ASSET

Cash                                                        $       5,000
                                                            =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued liabilities                                         $       5,000
                                                            -------------
Stockholders' equity:

Common Stock - Class A, $0.0001 par value; 400,000,000
      shares authorized; 2,000,000 shares issued and
      outstanding                                                     500
Common Stock - Class B, $0.0001 par value; 100,000,000
      shares authorized; Nil issued and outstanding                    --
Additional paid-in capital                                          4,500
Accumulated deficit                                                (5,000)
                                                            -------------

Total stockholders' equity                                             --
                                                            -------------

Total liabilities and stockholders' equity                  $       5,000
                                                            =============



  The accompanying notes are an integral part of these financial statements.

                               PORTAL NET LIMITED
                         (A DEVELOPMENT STAGE COMPANY)


                            STATEMENT OF OPERATIONS

         FOR THE PERIOD FROM SEPTEMBER 15, 1999 (DATE OF INCORPORATION)

                             TO SEPTEMBER 30, 1999

(Amounts expressed in United States dollars except for per share data)



Selling, general and administrative expenses                $      (5,000)

Provision for income taxes                                             --
                                                            -------------

Net loss                                                    $      (5,000)
                                                            =============

Loss per common share - Basic                                         0.1
                                                                    cents

                                                            =============



The accompanying notes are an integral part of these financial statements.

                               PORTAL NET LIMITED
                         (A DEVELOPMENT STAGE COMPANY)


                            STATEMENT OF CASH FLOWS

         FOR THE PERIOD FROM SEPTEMBER 15, 1999 (DATE OF INCORPORATION)

                             TO SEPTEMBER 30, 1999

                  (Amounts expressed in United States dollars)



Cash flows from operating activities:

Net loss                                                    $      (5,000)

Increase in accrued liabilities                                     5,000
                                                            -------------

Net cash flows from operating activities                               --

Cash flows from financing activities:

Net proceeds from issuance of common stock - Class A                5,000
                                                            -------------

Net increase in cash and balance as of end of period        $       5,000
                                                            =============


The accompanying notes are an integral part of these financial statements.

                               PORTAL NET LIMITED
                         (A DEVELOPMENT STAGE COMPANY)


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

         FOR THE PERIOD FROM SEPTEMBER 15, 1999 (DATE OF INCORPORATION)

                             TO SEPTEMBER 30, 1999

                  (Amounts expressed in United States dollars)

                        Common stock - Class A  Common stock - Class B
                        ----------------------  ----------------------
                                                                         Additional
                        Number of               Number of                 Paid-in     Accumulated
                         shares       Amount     shares       Amount      capital       deficit
                        ---------   ----------  ---------   ----------   ----------   -----------
Balance as of
 September
 15, 1999                      --   $       --         --   $       --   $       --   $        --

Issuance of
  common stock          5,000,000          500         --           --        4,500            --

Net loss for
  the period                   --           --         --           --           --        (5,000)
                        ---------   ----------  ---------   ----------   ----------   -----------
Balance as of
  September
  30, 1999              5,000,000   $      500         --   $       --   $    4,500   $    (5,000)
                        =========   ==========  =========   ==========   ==========   ===========


The accompanying notes are an integral part of these financial statements.

                               PORTAL NET LIMITED
                         (A DEVELOPMENT STAGE COMPANY)


                       NOTES TO THE FINANCIAL STATEMENTS

                  (Amounts expressed in United States dollars)



1.       Organization and Business Operations

Portal Net Limited (a development stage company) (the "Company") was incorporated in the British Virgin Islands on September 15, 1999 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business. As of September 30, 1999 the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is September 30.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings, or a combination thereof.



2.       Summary of significant accounting policies

         a.       Income taxes

         The Company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

         b.       Loss per common share

         Basic loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128 by dividing net loss for each year/period by the weighted average number of shares of common stock outstanding during the year/period. The weighted average number of shares used to compute basic loss per common share is 5,000,000 shares for the period from September 15, 1999 (date of incorporation) to September 30, 1999.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

         b.       Loss per common share  (Cont'd)

         The computation of diluted loss per common share is similar to basic loss per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive securities outstanding during the year/period are exercised. The weighted average number of shares used to compute diluted loss per common share is approximately 15,000,000 shares for the period from September 15, 1999 (date of incorporation) to September 30, 1999.

         No diluted loss per common share for the period from September 15, 1999 (date of incorporation) to September 30, 1999 is presented as the Company had not loss for the period. Accordingly, the inclusion of stock options in the computation of diluted loss per common share will result in anti-dilutive per-share amount.

         c.       Use of estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

         d.       Fair value of financial instruments

         All financial instruments of the Company are carried at cost, which approximate their fair values.



3.       COMMON STOCK AND STOCK OPTIONS

         a.       Common stock

         The Company is authorized to issue 400,000,000 shares of common stock
         - Class A with a par value of $0.0001 each and 100,000,000 shares of common stock - Class B with a par value of $0.0001 each. Upon incorporation, 5,000,000 shares of common stock - Class A were issued at $0.001 each to provide the Company with working capital.

         The shareholders of common stock - Class A have one vote per share while the shareholders of common stock - Class B have five votes per share on any matter submitted to the shareholders. The shareholders of common stock - Class A shall rank equally with the shareholders of common stock - Class B in all other aspects.

3.       COMMON STOCK AND STOCK OPTIONS  (Cont'd)

         b.       Stock options

         On September 15, 1999, the Company granted stock options to existing shareholders to subscribe for 10,000,000 Class B shares of common stock. The share options are exercisable at par value of $0.0001 each during the period from September 15, 1999 to September 14, 2009. No stock option was exercised subsequent to their issuance.

                                 EXHIBIT INDEX


EXHIBIT NUMBER   DESCRIPTION OF DOCUMENT

 1.1*            Memorandum of Association
 1.2*            Articles of Association
 2.1*            Relevant Board Resolutions
 2.2*            Nominee Shareholder Agreements
 3.1*            Letter of Agreement to Use Offices of Champ Pacific Capital Limited
10.1*            Consent of Champ Pacific Capital Limited
10.2             Consent of Accountants

*Previously Filed